Exhibit 99.1

August 2026 Nasdaq: PBM Investor Presentation

This presentation has been prepared by Psyence Biomedical Ltd. ("Psyence BioMed," "PBM," or the "Company") for informational purposes only and not for any other purpose. Neither the Securities and Exchange Commission nor any other securities regulator has passed on the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding PBM's strategy, clinical development plans, trial design and timing, topline readouts, regulatory interactions, potential approvals, commercialization, market opportunity, intellectual property, financing arrangements, cash position, and ability to maintain compliance with Nasdaq continued listing standards. Forward-looking statements may be identified by words such as "anticipate," "believe," "expect," "intend," "may," "plan," "potential," "project," "target," "will," "would," and similar expressions. These statements are based on current assumptions and expectations and are subject to substantial risks and uncertainties that could cause actual results to differ materially, including risks relating to: clinical trial implementation, patient enrolment, conduct, timing, cost and outcomes; regulatory review and approval; the acceptance of data from non-U.S. trials; development of NPX-5 and other product candidates; manufacturing and supply, including third-party and strategic-partner arrangements; intellectual property protection and freedom to operate; market acceptance; availability of additional capital on acceptable terms; share-price volatility; and PBM's ability to satisfy Nasdaq listing requirements. Additional important risks are described in PBM's filings with the SEC, including the "Risk Factors" section of PBM's Annual Report on Form 20-F for the fiscal year ended March 31, 2026. Forward-looking statements speak only as of the date of this presentation. Except as required by applicable law, PBM undertakes no obligation to update or revise them. Investors should not place undue reliance on forward-looking statements. New risks may emerge and it is not possible for PBM to predict all risks or assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially and adversely from those anticipated or implied in its forward-looking statements. PBM may not actually achieve the results or expectations disclosed in its forward-looking statements. This presentation also includes market, industry and other data obtained from third-party sources and PBM estimates. While PBM believes these sources and estimates are reasonable, PBM has not independently verified all such information and makes no representation or warranty as to its accuracy or completeness. PBM is a clinical-stage biotechnology company. Its product candidates, including NPX-5, are investigational, have not been approved by the U.S. Food and Drug Administration or other regulatory authorities for commercial sale, and PBM makes no claim that any product candidate is safe or effective for any indication unless and until approved. Any references in this presentation to efficacy, safety, quality, consistency, regulatory pathway, market potential or commercial opportunity are subject to ongoing research, clinical development and regulatory review. Any product images, renderings or depictions are illustrative only. For purposes of this presentation, references to "GMP-compliant" mean that the relevant product is produced in a facility designed, operated and controlled in accordance with applicable Good Manufacturing Practice standards. Such references do not, in themselves, constitute a representation that the product, process or facility has been formally certified, approved or endorsed by any particular regulatory authority unless expressly stated. Forward-looking Statements 01

To advance a portfolio of nature-derived, evidence-based therapeutics targeting unmet mental health needs in cancer, addiction and related conditions. Mission 02

Strategic Outlook

Psyence BioMed owns a strategic equity stake in PsyLabs. Together, they form a fully integrated biotechnology platform that connects clinical development, GMP-compliant manufacturing, and commercialization – advancing evidence-based, nature-derived psychedelic therapies from lab to patient.

Psyence BioMed

A clinical-stage biotechnology company advancing nature-derived psychedelic therapeutics for mental health, with a focus on palliative care, Alcohol Use Disorder (AUD), Substance Use Disorder (SUD),and longevity science. Psyence BioMed holds a strategic equity stake in PsyLabs, acting as the clinical development arm of the integrated biopharmaceutical platform.

PsyLabs

A privately-owned, federally licensed manufacturer of GMP-compliant, pharmaceutical-grade natural psychedelics (including psilocybin (NPX-5), ibogaine, DMT, and mescaline). Psyence BioMed holds a strategic equity stake and has secured a right of first refusal to acquire the exclusive rights to a dedicated supply of Ibogaine for use in SUD and AUD.

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Company Highlights

Patients dosed in Phase IIb program, using NPX-5 25mg psilocybin in conjunction with proprietary psychotherapy for Adjustment Disorder in patients with cancer in the Palliative Care context.

Potential regulatory market and data exclusivity for New Medicinal Entities (NME).

Significantly expanded our investment in PsyLabs, leveraging the benefits of a vertically integrated biopharmaceutical platform, with access to nature-derived psilocybin and ibogaine, both supplied through PsyLabs.

Established an ethically sourced and sustainable supply of high-potency iboga bark from trusted sourcing channels with deep experience in the iboga trade and treatment field through PsyLabs.

Alignment with USA Administration Executive Order on the clinical development of psychedelic medicine.

No debt, a strong cash position, and two strategic, low-cost financing mechanisms in place.

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Development Portfolio

Anticipated Developmental Pathway to Approval*

- Q2 2023 — *FDA Pre-IND Feedback Received*
- Q1 2024 — *HREC Approved Phase IIb Study in Adjustment Disorder (Announced March 6, 2024)*
- Q1 2025 — *Southern Star Research (CRO) engaged*
- Q3 2025 — *First Patient Dosed*
- Q1 2026 — *Introduction of NPX-5 For Phase IIb clinical trial*
- H1 2027 — *Top Line Results*
- H2 2027 — *Planned End of Phase II/Type C Meeting with FDA*

****Based on currently anticipated study recruitment rate.***

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AUD Psilocybin Study Psilocybin 25mg Pre-clinical Phase I Phase II Phase III Milestones Adjustment Disorder Projected Upcoming Top line results H1 2027 In Development In Development PBM Development Portfolio Phase IIb Ibogaine Phase I Program 06 Phase I/II

Phase IIb Clinical Trial

Psyence BioMed's clinical trial program in Australia using NPX-5 is focused on assessing the safety and efficacy of psilocybin-assisted psychotherapy for the treatment of Adjustment Disorder* associated with a cancer diagnosis in the Palliative Care context.

PRODUCT & PROTOCOL ***The study protocol has been approved by the Australian Ethics Board (HREC) using Psyence BioMed's in-licensed product, NPX-5***

FDA response to Pre-IND *Adjustment Disorder request received Sample size:** ***87 patients in three dosage arms – 1mg, 10mg and 25mg.*** **Primary endpoint:** ***HAM-A score at ten weeks***

CRO
Southern Star Research

MILESTONES

Q3 2025	Q4 2025	Q2 2026	H1 2027
First patient dosed with initial drug candidate (PEX010)	*HREC ethics latest amendment approval received for NPX-5*	*First patient dosed with current drug candidate (NPX-5)*	*Estimated top line study results*

Countries/Sites locations:	Target Enrolment:	Drug Product / imp:
AUSTRALIA (Melbourne)	*87*	**NPX-5** (Botanical Psilocybin)

**Adjustment disorder is under ICD-11 and it's a maladaptive reaction to an identifiable psychosocial stressor or multiple stressors that usually emerges within a month of the stressor.*
***The FDA's response to Psyence BioMed's Pre-IND request provides early guidance on our proposed clinical plans, helping ensure our upcoming IND submission is aligned with regulatory expectations and better positioned for approval to begin human trials.*

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08 At the 6-month follow-up, these changes were sustained, with about 80% of participants continuing to show clinically significant decreases in depressed mood and anxiety. At the 6.5-month follow-up, psilocybin was associated with enduring anxiolytic and antidepressant effects – 60-80% of participants continued with clinically significant reductions in depression and anxiety. Prior Proof-of-Concept Studies Provide Encouraging Rationale for Upcoming Indication in Phase IIb

Intellectual Property Ownership of all IP and data arising from drug product development and clinical trials sought through: • Establishing data and market exclusivity arising from a successful clinical trial • Filed (through PsyLabs) extensive patent applications on our Investigational Drug Product 09

10 Palliative Care is*: • Specialized medical care for people living with a life- limiting illness, such as cancer or heart failure. • It is not end-of-life (Hospice) care. • Patients may continue to receive treatment as well as care intended to manage their symptoms. • Its purpose is to enhance a person's current care by focusing on quality of life for them, their families and their caregivers. • Cancer patients receiving Palliative Care used significantly less healthcare resources, including emergency department visits, hospital admissions & inpatient days** Palliative Care can drive significant savings for payors while improving quality of life for patients. * https://www.nia.nih.gov/health/hospice-and-palliative-care/what-are-palliative-care-and-hospice-care * * https://doi.org/10.1038/s41598-022-23928-w Palliative Care – Understanding a growth market

11 The Global Palliative Care Market is Significant with a Robust Projected CAGR Cancer = ~37% of Total PC Market Projected Global Palliative Care Market $23.3B with 9.1% CAGR (2032)* Cancer $8.6B* Other Disease $14.7B* * Source: https://www.globenewswire.com/news-release/2024/10/15/2963268/0/en/Palliative-Care-Market-Projected-to-Reach-USD-23-34-Billion-by-2032-Growing-at-a-9-06-CAGR-SNS-Insider.html

12 WHO Study: 56.8 Million People Require Palliative Care Patients Requiring Palliative Care, Globally (millions) Other Cancer 21.9m 34% of patients requiring palliative care – 19.3 million people – have received a serious cancer diagnosis According to the WHO, "The global need for palliative care will continue to grow as a result of the ageing of populations..." Only 14% of patients who require palliative care currently receive it Source: https://www.who.int/news-room/fact-sheets/detail/palliative-care Cardiovascular Disease 19.3m

13 Recent Academic Studies Provide Encouraging Scientific Rationale for Continued Development of Psilocybin for SUDs and Patients with Cancer (2024 – 2025)

Adjustment Disorder (AjD)

A global survey of psychiatrists by the WHO revealed:

- AjD plays an enormous role in healthcare utilization.
- AjD ranked 7th among 44 psychiatric categories* they managed at least once a week in their practice.
- AjD ranked higher than alcohol use disorder at #8**
- A second global survey of clinical psychiatrists ranked AjD at #9**
- Results were largely consistent across the 44 countries on six continents included in the survey.

According to Psyence BioMed's proprietary market research, 2.25 million people (US and EU) with a life limiting cancer diagnosis experience distress each year***



**https://www.tandfonline.com/doi/full/10.1080/15622975.2018.1449967?src=recsys*
*** Evans SC, Reed GM, Roberts MC, Esparza P, Watts AD, Ritchie PLJ, Maj M, Saxena S. 2013. Psychologists' perspectives on the diagnostic classification of mental disorders: results from the WHO-IUpsyS Global Survey. Int J Psychol. 48:177–193.*
**** Reed GM, Correia JM, Esparza P, Saxena S, Maj M. 2011. The WPA-WHO global survey of psychiatrists' attitudes towards mental disorders classification. World Psychiatry. 10:118–131*

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Psyence BioMed's strategic alliance with PsyLabs is a critical pillar of its competitive advantage and long-term value proposition.

Here's why the relationship is so important:

- **Reliable Supply of Natural Psychedelics: Exclusive partnership with federally licensed PsyLabs secures pharmaceutical-grade psilocybin, ibogaine, DMT, and mescaline – an increasingly rare and valuable asset.**
- **Fully Integrated Biotech Platform: The alliance unifies clinical development, EU-GMP manufacturing, and global commercialization, boosting agility, quality control, and value-chain efficiency.**
- **Regulatory-Grade Manufacturing: PsyLabs' ISO 22000 certification and BSI audits ensure top-tier quality, strengthening Psyence BioMed's credibility with regulators and partners.**
- **Scalable Global Supply: Large-scale, regulatory-compliant production.**
- **Accelerates Psyence BioMed's path to market and solidifies its leadership in natural psychedelic therapeutics.**



Scalable Global Supply
Vertical Integration
Exclusive Right of First Refusal-Ibogaine
Regulatory & Operational Strength

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16 Emerging Leader in Ibogaine-Based Addiction Therapeutics Psyence BioMed's strategic alliance with PsyLabs is central to its leadership in ibogaine- based addiction therapeutics. Through this partnership, we have secured worldwide rights of first refusal to nature-derived, pharmaceutical-grade ibogaine in SUD – an exclusive supply advantage critical for clinical scalability.

Ibogaine: A Novel Opportunity in Mental Health Treatment A 2024 Stanford study found that a single dose of ibogaine, given to 30 U.S. Special Operations veterans with TBI and PTSD, led to lasting improvements in PTSD, depression, anxiety, and functioning – with no serious side effects. These findings position ibogaine as a compelling new option for treating complex neuropsychiatric conditions. A review of 10 research studies concluded that Ibogaine treatment significantly reduces opioid cravings, improves mood, and decreases depressive symptoms. Key findings include: • Significant reduction in drug cravings and depressive symptoms post-treatment. • Rapid mood improvement for opioid-dependent individuals. • Nearly 80% of subjects had opioid-free urine samples at 3, 6, and 12 months post-treatment. 17 * Stanford ibogaine study: https://www.nature.com/articles/s41591-023-02705-w

Psyence BioMed Welcomes U.S. Executive Action on Psychedelics

U.S. EXECUTIVE ACTION

- *President Trump signed an Executive Order on April 18, 2026 to accelerate research and approval of psychedelic-based therapies — including ibogaine — for PTSD, depression and addiction.*
- *$50 million in federal funding committed for ibogaine research.*
- *FDA directed to expedite review of Breakthrough Therapy-designated psychedelics and fast-track rescheduling upon approval.*

PSYENCE BIOMED'S POSITION

- *Global leader in GMP-compliant ibogaine manufacturing through PsyLabs — federally licensed to cultivate, extract and export psychedelic compounds to legal medical and research markets worldwide.*
- *Ethically sourced ibogaine supply chain developed within its native African ecosystem — ensuring sustainability, traceability and respect for traditional and environmental considerations.*
- *Vertically integrated platform — ethical sourcing, GMP manufacturing and clinical development — uniquely positions the Company for the next phase of global ibogaine research.*

"Ibogaine has emerged as a compound of increasing global interest… We welcome efforts to advance structured, evidence-based research that can more clearly define its safety, efficacy, and role in clinical care."

— Jody Aufrichtig, Chief Executive Officer, Psyence BioMed

President Donald Trump signs an executive order about easing restrictions on mental health treatments, including ibogaine, in the Oval Office of the White House in Washington, D.C., April 18, 2026. Nathan Howard/Reuters



$50M **U.S. Federal Investment in Ibogaine Research**

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Significant Unexplored White Space Exists in the Area of Nature Derived Psilocybin & Ibogaine 19

Psyence BioMed Ltd Management Team

Proven Track Record in Innovation with Extensive Pharma Development Experience.



Jody Aufrichtig,
Executive Chairman, CEO, Board Member

Chartered Accountant (ex EY) with 25 years private equity experience

Strong corporate governance and public-company leadership experience, including former CEO of Canopy Growth Africa, with a proven track record as a multiple award-winning entrepreneur who has founded 19 companies over 25 years and was named Entrepreneur of the Year in 2023, consistently creating significant shareholder value across multiple industries.



Warwick Corden-Lloyd,
Chief Financial Officer, Board Member

Chartered Accountant (ex PwC) and Certified Project Manager with over 23 years of experience in the UK, the USA, and South Africa.

Extensive experience across IPOs, capital raises, M&A, regulatory and compliance frameworks, and corporate governance, including former Head of Financial Accounting at Capitec Bank and former Senior Financial Manager at Bank of New York Mellon.



Taryn Vos,
General Counsel

Corporate and commercial attorney (former associate (M&A) at Cliffe Dekker Hofmeyr Inc). Formerly Head of Legal (AMEA) for Solar Capital (Pty) Ltd and Business Development (Legal) for Phelan Energy Group Ltd.

Former Head of Legal for Canopy Growth Africa, then a subsidiary of Canopy Growth Corp. (TSX: WEED) (Nasdaq: CGC).



Dr. Neil Maresky,
Global Head - Clinical Development

Trained MD in Emergency Medicine and Family Practice. Former VP Scientific Affairs AstraZeneca Canada Inc. Previously at Wyeth, Bayer, 25+ years of experience leading Research and Development for Big Pharma.

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Psyence BioMed Board of Directors

Extensive Governance, Operating and Scientific Experience



Jody Aufrichtig,
Executive Chairman, CEO, Board Member

Chartered Accountant (ex EY) with 25 years private equity experience

Strong corporate governance and public-company leadership experience, including former CEO of Canopy Growth Africa, with a proven track record as a multiple award-winning entrepreneur who has founded 19 companies over 25 years and was named Entrepreneur of the Year in 2023, consistently creating significant shareholder value across multiple industries.



Marc Balkin,
Board Member

Investor in several successful start-up businesses (Pharma, biotech, chemical processing)

Partner at DiGame, Former Partner at Hasso Plattner Ventures, with service on the investment committees of Enablis, First National Bank, Vumela, FutureMaker, and Alithea IDF, and as a Newcourt (SPAC) board member.



Warwick Corden-Lloyd,
Chief Financial Officer, Board Member

Chartered Accountant (ex PwC) and Certified Project Manager with over 23 years of experience in the UK, the USA, and South Africa.

Extensive experience across IPOs, capital raises, M&A, regulatory and compliance frameworks, and corporate governance, including former Head of Financial Accounting at Capitec Bank and former Senior Financial Manager at Bank of New York Mellon.



Graham Patrick,
Board Member

Fiduciary and governance specialist with extensive directorship experience

Graham Patrick is a fiduciary and governance specialist with extensive experience in cross-border wealth management and corporate structures. A qualified attorney, conveyancer, and notary, he is a Partner and Head of Family Office Mauritius at Stonehage Fleming, where he also serves as Managing Director of Stonehage Fleming (Mauritius) Limited and its subsidiaries.



Sashank Pillay,
Board Member

Sashank Pillay is an experienced business leader known for combining regulatory insight, operational discipline, and entrepreneurial vision to deliver complex projects across Southern Africa. With a broad regional network and a reputation for execution, he works across sensitive regulatory and stakeholder environments, leading ventures focused on innovation, compliance, and sustainable growth. His experience includes overseeing licensed cultivation and extraction operations, managing government reporting obligations and building high-performing teams in tightly regulated sectors.

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General inquiries: info@psyencebiomed.com Investor inquiries: ir@psyencebiomed.com Tel: +1-416-477-1708 Address: 121 Richmond Street West Penthouse Suite 1300 Toronto ON M5H 2K1 Canada Contact Us 22